SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

CDK Global, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

12508E 10 1
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,162,099

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,162,099

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,162,099

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,197,001

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,197,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,197,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,197,001

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,197,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,197,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This statement relates to the shares of Common stock, $0.01 par value (the “Common Stock”), of CDK Global, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1950 Hassell Road, Hoffman Estates, IL 60169.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above   has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $40,404,518. The aggregate purchase price of the call options beneficially owned by Elliott is approximately $40,821,201.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $78,432,450. The aggregate purchase price of the call options directly owned by Elliott International is approximately $79,240,650.

Item 4.	Purpose of Transaction.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, potential acquisitions involving the Issuer or certain of the Issuer’s businesses or assets, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Persons had no plans or proposals at the time of their various purchases and do not have plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 7.6% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 160,316,124 shares of Common Stock outstanding as of April 27, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2015.

As of the date hereof, Elliott beneficially owned 2,162,099 shares of Common Stock, including 1,244,100 shares of Common Stock underlying options that are currently exercisable, constituting approximately 1.3% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 4,197,001 shares of Common Stock, including 2,415,000 shares of Common Stock underlying options that are currently exercisable, constituting approximately 2.6% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 4,197,001 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.6% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 6,359,100 shares of Common Stock, including 3,659,100 shares of Common Stock underlying currently exercisable options, constituting approximately 4.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 3.6% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott “Liverpool”), and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 1,956,666 and 3,798,234 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 1.2% and 2.4% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 3.6% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 1,244,100 shares of Common Stock at a price of $15 per share, if such right is exercised prior to or on July 18, 2015.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 2,415,000 shares of Common Stock at a price of $15 per share, if such right is exercised prior to or on July 18, 2015.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	May 11, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to Common stock, $0.01 par value, of CDK Global, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:	May 11, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
04/06/15	Common Stock	8,500	45.1430
04/02/15	Common Stock	11,900	45.9846
04/01/15	Common Stock	8,500	46.4246
03/31/15	Common Stock	18,545	46.8358
03/31/15	Common Stock	3,400	46.6400
03/27/15	Common Stock	8,655	46.2485
03/23/15	Common Stock	8,500	48.3650
03/20/15	Common Stock	51,467	48.4977
03/06/15	Common Stock	26,174	45.8708
03/04/15	Common Stock	37,587	46.1984
02/18/15	Common Stock	8,121	46.8946
01/29/15	Common Stock	2,823	45.3299
01/23/15	Common Stock	8,500	45.0397
01/21/15	Common Stock	15,519	43.3501
01/21/15	Common Stock	38,862	43.3205
01/20/15	Common Stock	11,506	43.0542
01/13/15	Common Stock	8,500	42.6486
01/13/15	Common Stock	57,596	42.5483
01/12/15	Common Stock	8,500	41.2113
01/12/15	Common Stock	16,082	41.1371
01/09/15	Common Stock	8,874	40.8642
01/09/15	Common Stock	404	40.7447
01/09/15	Common Stock	55,712	41.2553
01/08/15	Common Stock	8,500	40.8365
01/08/15	Common Stock	15,300	40.8413
01/07/15	Common Stock	16,535	39.6219

All of the above transactions were effected on the open market.

Transactions Effected by Elliott Associates, L.P. in Call Options at $15 Expiring on July 18, 2015:

Date of transaction	Amount of securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
04/24/15	13	34.0688	OTC
04/23/15	407	33.6050	OTC
04/22/15	482	33.1393	OTC
04/21/15	6,059	33.0422	OTC
04/20/15	510	32.8548	OTC
04/17/15	1,022	32.3724	OTC
04/16/15	340	33.0662	OTC
04/15/15	654	32.4869	OTC
04/14/15	862	32.4804	OTC
04/13/15	409	32.7003	OTC
04/10/15	1,041	32.5490	OTC
04/09/15	642	31.6675	OTC

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
04/02/15	Common Stock	8,500	45.7494
03/18/15	Common Stock	850	47.7988
03/13/15	Common Stock	2,006	46.5639
03/12/15	Common Stock	850	46.7800
03/10/15	Common Stock	25,168	45.9479
03/09/15	Common Stock	374	45.7844
03/05/15	Common Stock	3,798	46.0965
03/03/15	Common Stock	44,837	46.7668
03/02/15	Common Stock	13,829	46.8971
01/30/15	Common Stock	8,500	44.7000
01/30/15	Common Stock	153,000	44.5421
01/22/15	Common Stock	8,500	44.9874
01/16/15	Common Stock	34,000	41.9223
01/16/15	Common Stock	4,419	41.6948
01/15/15	Common Stock	34,000	42.0415
01/15/15	Common Stock	40,630	41.6972
01/14/15	Common Stock	70,176	41.9600

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
04/06/15	Common Stock	16,500	45.1430
04/02/15	Common Stock	16,500	45.7494
04/02/15	Common Stock	23,100	45.9846
04/01/15	Common Stock	16,500	46.4246
03/31/15	Common Stock	6,600	46.6400
03/31/15	Common Stock	36,000	46.8358
03/27/15	Common Stock	16,800	46.2485
03/23/15	Common Stock	16,500	48.3650
03/20/15	Common Stock	99,907	48.4977
03/18/15	Common Stock	1,650	47.7988
03/13/15	Common Stock	3,894	46.5639
03/12/15	Common Stock	1,650	46.7800
03/10/15	Common Stock	48,856	45.9479
03/09/15	Common Stock	726	45.7844
03/06/15	Common Stock	50,808	45.8708
03/05/15	Common Stock	7,372	46.0965
03/04/15	Common Stock	72,967	46.1984
03/03/15	Common Stock	87,037	46.7668
03/02/15	Common Stock	26,845	46.8971
02/18/15	Common Stock	15,764	46.8946
01/30/15	Common Stock	297,000	44.5421
01/30/15	Common Stock	16,500	44.7000
01/29/15	Common Stock	5,480	45.3299
01/23/15	Common Stock	16,500	45.0397
01/22/15	Common Stock	16,500	44.9874
01/21/15	Common Stock	75,438	43.3205
01/21/15	Common Stock	30,127	43.3501
01/20/15	Common Stock	22,334	43.0542
01/16/15	Common Stock	8,579	41.6948
01/16/15	Common Stock	66,000	41.9223
01/15/15	Common Stock	66,000	42.0415
01/15/15	Common Stock	78,870	41.6972
01/14/15	Common Stock	136,224	41.9600
01/13/15	Common Stock	111,804	42.5483
01/13/15	Common Stock	16,500	42.6486
01/12/15	Common Stock	16,500	41.2113
01/12/15	Common Stock	31,218	41.1371
01/09/15	Common Stock	108,146	41.2553
01/09/15	Common Stock	783	40.7447
01/09/15	Common Stock	17,226	40.8642
01/08/15	Common Stock	16,500	40.8365
01/08/15	Common Stock	29,700	40.8413
01/07/15	Common Stock	32,096	39.6219

All of the above transactions were effected on the open market.

Transactions Effected by Elliott International, L.P. in Call Options at $15 Expiring on July 18, 2015:

Date of transaction	Amount of securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
04/24/15	26	34.0688	OTC
04/23/15	790	33.6050	OTC
04/22/15	935	33.1393	OTC
04/21/15	11,761	33.0422	OTC
04/20/15	990	32.8548	OTC
04/17/15	1,984	32.3724	OTC
04/16/15	660	33.0662	OTC
04/15/15	1,271	32.4869	OTC
04/14/15	1,671	32.4804	OTC
04/13/15	794	32.7003	OTC
04/10/15	2,022	32.5490	OTC
04/09/15	1,246	31.6675	OTC